Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

ENTERGY CORPORATION

Moderator: Paula Waters

11-05-12/12:00 pm CT

Confirmation # 5414008

ENTERGY CORPORATION

Moderator: Paula Waters

November 5, 2012

12:00 pm CT

Operator: Please standby, we are about to begin. Good day everyone and welcome to the Entergy Corporation Third Quarter 2012 Earnings Release conference call. As a reminder, today’s call is being recorded.

At this time, for opening remarks and introductions I would like to turn the conference over to Vice President of Investor Relations, Paula Waters. Please go ahead.

Paula Waters: Good afternoon and thank you for joining us. We’ll begin today with comments from Entergy’s Chairman and CEO, Wayne Leonard. And then Leo Denault, our CFO, will review results.

In an effort to accommodate everyone with questions this morning we request that each person ask no more than two questions.

As part of today’s conference call, Entergy Corporation makes certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

ENTERGY CORPORATION

Moderator: Paula Waters

11-05-12/12:00 pm CT

Confirmation # 5414008

Forward looking statements involve a number of risks and uncertainties, and there are factors that could cause actual results to differ materially from those expressed or implied in the forward looking statements.

Additional information concerning these factors is included in the company’s SEC filings.

On September 25, 2012 ITC Holdings Corp. filed a registration statement on Form S-4 with the SEC registering shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed spin-merge of our transmission business with ITC.

But this registration statement has not become effective. In addition, our subsidiary, Mid South TransCo will file a registration statement with the SEC registering TransCo common units to be issued to Entergy shareholders in connection with the proposed transaction.

Entergy shareholders are urged to read the proxy statement prospectus included in the ITC registration statement and the prospectus to be included in the TransCo registration statement and other relevant documents when available because they contain important information about ITC, TransCo and the proposed transactions.

These documents, when they are available, can be obtained free of charge from the SEC’s Web site at www.SEC.gov and can also be obtained free of charge upon written request to Entergy or ITC. Now, I’ll turn the call over to Wayne.

Wayne Leonard: Thanks Paula. Good afternoon everyone. We are relieved for all of you that we can be here today to talk to you now that Hurricane Sandy is gone and the restoration is well underway.

ENTERGY CORPORATION

Moderator: Paula Waters

11-05-12/12:00 pm CT

Confirmation # 5414008

Entergy sent teams of more than 850 tool workers and support staff, to assist in the restoration effort from Arkansas, Louisiana, Mississippi and Texas. The first wave left Saturday, October 27th. The second was requested and immediately assembled last Monday.

As you know, we are well acquainted with major storms. We also know that every storm has its own unique challenges. That was the case for us this past quarter when Hurricane Isaac made its way through our service territory in late August and last week, for many of you.

For us it was a low level hurricane 1 that just wouldn’t leave. It was unique in its lifespan limiting restoration, dumping 20 inches of water on many parts of our territory.

For many of you it was another unique low level hurricane at the end of the storm season, colliding with the onset of the winter storm season. But more importantly, it was unique in its massive size.

Both hurricanes remind us it’s not the peak intensity of the hurricane that matters most but the amount of integrated kinetic energy or what they call IKE. Because of its size Sandy now ranks number two of all time on the IKE measure and its cumulative destructive power that the northeast endured.

Actually it lands right ahead of Katrina and right behind Isabel in 2003. Among other things, storm surge correlates most highly with IKE, not the Saffir-Simpson Hurricane Intensity scale. Most all deaths from hurricanes result from storm surge.

Many in the country may not appreciate how a low level hurricane can be so destructive. But in Louisiana we certainly understand what you all experienced. Today you are in the midst of what for some may be a long recovery effort, particularly with the threat of another storm within the week.

ENTERGY CORPORATION

Moderator: Paula Waters

11-05-12/12:00 pm CT

Confirmation # 5414008

Our thoughts and well wishes continue to be with each and every one of you in the storm’s path as you begin that recovery.

With that in mind and the fact that the fall EEI conference is next week and you have a lot of companies to prepare for, Leo and I will try to cover the waterfront today so your time can be used most efficiently this week and next.

That means more time for talk and probably less for questions today but we expect it will help to make our meetings next week be as focused as possible on what really matters to you relative to Entergy.

And the fact is we simply have a lot of aspirations for our stakeholders and goals and objectives necessary to achieve them. And the activities around them never seem to slow down and that’s not necessarily a bad thing.

In that regard we’re very pleased to report to you substantial progress on one of those key initiatives. It is projected to provide significant benefits to our customers and all stakeholders.

Of course I’m talking about the recent unanimous approvals in two retail jurisdictions on the proposed move to join the Midwest Independent Transmission System Operator, a regional transmission organization, by December of 2013.

First, on October 25th the Public Utility Commission of Texas voted unanimously to approve with conditions Entergy Texas proposal to transfer operational control of its transmission facilities to MISO.

ENTERGY CORPORATION

Moderator: Paula Waters

11-05-12/12:00 pm CT

Confirmation # 5414008

Then the next day the Arkansas Public Service Commission issued Order number 72, given its conditional approval to Entergy Arkansas, request to move to MISO also.

With these two orders in place plus the May conditional approval by the Louisiana Public Service Commission, we are well on our way towards a structure that will create up to $1.4 billion of projected customer savings across all Entergy’s utility’s jurisdictions.

To quickly recap the events over the past three months—in early August the Arkansas commission issued Order number 68 stating “While they previously found an RTO was in the public interest they were unable to reach a finding at that time whether MISO was in the public interest.”

Consequently they set out 19 specific conditions necessary to reach that conclusion. Most of the conditions Entergy Arkansas or MISO had already agreed to. In response both Entergy Arkansas and MISO filed motions describing how they would meet those conditions.

And we are pleased that in the October 26th order the APSC found that Entergy Arkansas and MISO had in fact either complied or substantially complied with Order number 68 conditions.

There was one exception relating to the MISO governance proposals intending to formalize current practice regarding transmission planning and to give state regulators more authority regarding transmission cost allocation.

Specifically, MISO must file proof that these proposals have been officially approved and adopted by the appropriate MISO entities. Evidence of that was provided to the APSC last Wednesday. The APSC can now issue its final conditional approval.

ENTERGY CORPORATION

Moderator: Paula Waters

11-05-12/12:00 pm CT

Confirmation # 5414008

In Texas, as I indicated earlier, at the end of October the Public Utility Commission issued an order approving a non unanimous settlement or NUS, with certain modifications supporting Entergy Texas’ move to MISO.

Parties to the NUS were Entergy Texas and MISO, the Staff, the industrial groups, the Cities and State agencies, East Texas., East Texas Electric Cooperative, Southwestern and Public Service Company and NRG. No stakeholders expressed opposition except STP.

In their Proposal for Decision on the NUS, the Administrative Law Judges’ found that the settlement “represents an integrated resolution of all signatories’ concerns.”

The PUCT’s approval followed ETI and other parties’ acceptance of proposed modification to the NUS as discussed at the October 19th and October 25th open meetings. The MISO change of control applications remain pending but not stalled in Mississippi and New Orleans.

In mid-September Entergy Mississippi reached a settlement with the Public Utilities Staff that supports Entergy Mississippi’s proposal to join MISO.

Around the same time the South Mississippi Electric Power Association, a co-owner of Grand Gulf Nuclear Station and a wholesale electric provider within Entergy Mississippi’s footprint, filed testimony that they no longer oppose Entergy Mississippi’s move to MISO subject to certain conditions.

In addition, the Municipal Entergy Agency of Mississippi, Entergy Mississippi’s largest wholesale customer, filed a joint stipulation supporting change of control to MISO in mid-August. No parties in Mississippi other than SPP are at opposition.

ENTERGY CORPORATION

Moderator: Paula Waters

11-05-12/12:00 pm CT

Confirmation # 5414008

The Mississippi Public Service Commission is scheduled to issue a decision at the Open Meeting on November 15th. In New Orleans, the October 23rd hearings were suspended to allow settlement discussions to proceed with the Council’s Advisors which they have been.

Joining MISO marks a significant transformation of the Entergy System providing greater independence, transparencies and efficiencies and providing substantial benefits for customers, contributing to the ability to maintain affordable rates for Entergy’s utility customers.

Joining MISO also addresses the upcoming exits of Entergy Arkansas and Entergy Mississippi from the system agreement, to be followed by the exit of Entergy Texas envisioned by the terms of the PUCT’s October 26th order.

The Texas agreement on MISO requires a transition study regarding the determination of the impact of Entergy Texas leaving the Entergy system agreement and the earliest feasible date to do so.

The target completion date for this study will be set to allow the PUCT sufficient time prior to an October 2013 deadline established by the order, for Entergy Texas to give notice to exit the system agreement.

Of course approval to join MISO or another acceptable RTO is one requirement to close the proposed spin-off and merger of the transmission business with ITC Holdings Corp.

We have now taken the next major steps in the ITC transaction, a transaction that creates complete independence in all aspects of transmission service and ownership, providing additional benefits to customers and other stakeholders.

ENTERGY CORPORATION

Moderator: Paula Waters

11-05-12/12:00 pm CT

Confirmation # 5414008

Critical to creating and expanding reasonable markets for generation is not just establishing transparency and independence, but the elimination of any perception of a conflict of interest. Those steps include initiating the approval process in every jurisdiction except Texas and Missouri.

That is not a misstatement. We do have a very small amount of transmission assets in Missouri that just recently were accepted as a public utility there. At this point remaining filings are targeted by year end.

Given that the PUCT is required to issue an order within 180 days of filing Entergy Texas plans to monitor the other Utility Operating Companies for further information on procedural schedules.

To that end, procedural schedules have already been adopted by the City Council of New Orleans and the ALJs in Louisiana. The procedural schedule in Louisiana supports a decision at the September 2013 business and executive meeting.

In New Orleans, the procedural schedule provides for hearings in July 2013. In September, ITC began the shareholder approval process by filing its Form S-4 with the Securities and Exchange Commission. ITC’s shareholder vote is anticipated in the first half of 2013.

Other transactional filings during the quarter include applications filed with FERC requesting certain approvals related to the transaction including approval for change of control of the transmission assets and a request for private letter ruling with the Internal Revenue Service to confirm the tax free nature of the transaction and continue to target closing in 2013.

Another topic on shareholders’ minds across the country is the allowed return on equity levels for the utilities given the low interest rate environment, particularly in our case since three utility operating companies will be in rate cases next year.

ENTERGY CORPORATION

Moderator: Paula Waters

11-05-12/12:00 pm CT

Confirmation # 5414008

The appropriate level of allowed ROE is an issue in every rate case. The risk premiums, that is the difference between the risk free debt rate and the required equity returns, are generally part of the various methodologies to set the ROE but that is only an input or a relative measure depending on the methodology that’s being used.

The litmus test is where the regulators have met a legal responsibility to provide utilities with an opportunity to earn a return on their invested capital that is adequate to maintain the utilities’ credit ratings at a level that supports access to capital on reasonable terms.

So the utilities can continue to make investments necessary to reliably serve customers now and in the future given the obligation to serve and the various service standards associated with those franchise agreements or otherwise imposed by law, other laws.

Thus regulators must reflect those facts in setting the ROE consistent with the Supreme Court findings in both Hope and Bluefield cases which have been a foundation for ROE setting for nearly 70 years. Nobody is suggesting this should be or ever has been a guaranteed return.

But the actual opportunity to earn on the invested capital must fall within the zone of reasonableness relative to meeting standards for attracting capital in competitive financial markets.

In most cases, properly setting base period revenues and costs include fixed, known and measurable changes for the period rates will be in effect. That’s just as important to meeting the law and to maintaining access to capital and a solid credit rating than the absolute allowed ROE level.

ENTERGY CORPORATION

Moderator: Paula Waters

11-05-12/12:00 pm CT

Confirmation # 5414008

That is the main issue we had once again, in Texas. In September, the Public Utility Commission of Texas issued its order on Entergy Texas’ rate case essentially affirming the ALJ’s Proposal for Decision which failed to satisfy this most basic principle necessary to maintain the confidence of the market and the credit rating agencies.

The PUCT decision resulted in a $27.7 million base rate increase and a stated 9.8% allowed ROE, the lowest ROE ever given by the PUCT to a vertically integrated utility.

But as I said on the last earnings call, Entergy Texas will not be able to actually earn even this historically low ROE, due primarily to $30 million of purchased power capacity costs that were effectively disallowed, not for prudency reasons but as not meeting the fixed, known and measurable test in the minds of Administrative Law Judges and then supported by the Commission.

Entergy Texas continues to review its options in light of this final order and recent denial of its recent request for re-hearing including seeking relief through the courts.

Other options include simply preparing to file a new base rate case, filing to implement the transmission rider for costs that were deemed not meeting the known and measurable standard, requesting a recovery of purchased power capacity cost by a special provision in the fuel adjustment clause and pursuing a purchased power capacity rider by itself. To that last point, late last month the PUCT held a technical workshop to discuss the Staff’s draft rule for a purchased power capacity rider.

We, and other utilities, raised some concerns on the draft rule regarding whether and how load growth should be taken into account, the proposed exclusion of affiliate purchases and how non-purchased power embedded generation should be considered.

ENTERGY CORPORATION

Moderator: Paula Waters

11-05-12/12:00 pm CT

Confirmation # 5414008

Still, even as proposed in our current set of facts and needs the purchased power rider rule would help to mitigate the regulatory lag issues we’re experiencing on the capacity purchases. A notice of the proposed rule could be published later this month.

Once published in the Texas Register, the PUCT would have up to six months to act on the proposed rule. Adding to the discussion on ROE, in August, the Mississippi Public Service Commission opened inquiries regarding ROE formulaic methodology for Entergy Mississippi and Mississippi Power Company.

This inquiry is limited to process, not setting, ROE levels. EMI has a robust process already. The allowed ROE bandwidth for Entergy Mississippi changes annually based on a formula tied to relative and absolute interest rates at year end and then performance adjustments for price, reliability and customer satisfaction.

Also noteworthy is that Entergy Mississippi’s formula rate plan including the ROE methodology was last thoroughly reviewed in 2010. The Public Utilities Staff and consultants report is expected by year end. This will be a comprehensive process where EMI will be afforded the opportunity to provide input and respond to other viewpoints as well.

A discussion of the quarter would not be complete without applauding the substantial efforts of our employees and mutual assistance partners who traveled a combined total of 5 million miles to restore power in our service territory following Hurricane Isaac.

Experts’ early predictions were that 2012 would be a relatively tame hurricane season. While there were no major hurricanes, those three and above, that actually hit U.S. land mother nature still threw us a couple of curve balls that we have seldom seen before.

ENTERGY CORPORATION

Moderator: Paula Waters

11-05-12/12:00 pm CT

Confirmation # 5414008

For us it was Hurricane Isaac; the guest that wouldn’t leave which struck the Gulf Coast in August and for many of you it was a very unlikely Sandy, which showed up after closing time and was massive in its size for any time of the year.

While Isaac was deemed only a Cat 1 storm its slow-moving, sustained high winds and rainfall and storm surge created havoc across our service territory especially in Southern Louisiana dumping over 20 inches of rain in many areas that are already low-lying where 20 inches can become 5-10 feet very fast.

The combined outage for each utility company was more than 787,000 customers making it the fourth largest storm in company history. This was my 18th major storm since coming to Entergy. Each time I’m always amazed not only by the dedication of our people to return power to customers as safely and quickly as possible in the toughest of conditions but the desire and ability to continuously improve.

While we recognize the hardships many of our customers endured going days without power the fact is that the Isaac restoration was faster than other storms with a similar number of outages. Far and away the hardest hit area in the entire system were parishes in Southern Louisiana and the eight parish presidents in Lafourche, Plaquemines, St. Bernard, St. Charles, St. John the Baptist, St. Tammany, Tangipahoa and Terrebonne have been extremely complimentary of Entergy.

These people understand storms. They’ve been flooded out in spite of massive earthen levees supplemented with extensive sand bags. They’ve seen massive trees that look like they would stand forever broken and fallen right before their eyes.

ENTERGY CORPORATION

Moderator: Paula Waters

11-05-12/12:00 pm CT

Confirmation # 5414008

In a public letter to the company two weeks ago they affirmed their complete support for what we do and how we do it both in the good times and the tough conditions we often have in severe weather events and their gratitude for being served by an Entergy utility.

In fact the Department of Energy expert, who was on site, gave Entergy an A+ calling it an unbelievable performance compared to what they had seen elsewhere and would expect in such conditions. Some of our elected officials found DOE’s assessment suspect and opened inquiries into what took so long.

For the record once wind subsided sufficiently to permit safe restoration 90% of the customers were restored in four to five days. And as for the top priority in any storm or any day on the job, for that matter, we had no fatalities and only one lost time accident during restoration.

One, of course is one too many. But all in all a safe effort to the credit of our 10,000 boots on the ground and many others. There will be lessons learned and we will work individually and cooperate with the retail regulators to identify and implement them.

At the LPSC’s October 24 business and executive meeting the Louisiana Utility Operating Companies believe they fully addressed the questions resulting from the recent “LPSC’s Electric Utility Hurricane Isaac Inquiry,” and plan to make their formal storm filing in 2013.

Also Entergy Louisiana and Entergy Gulf States Louisiana have committed to participate in a future rulemaking process to be sponsored by the LPSC with participation by all the Louisiana electric utilities and a focus on potential improvements to storm restoration processes and procedures.

ENTERGY CORPORATION

Moderator: Paula Waters

11-05-12/12:00 pm CT

Confirmation # 5414008

In regard to the inquiry in New Orleans Entergy New Orleans will file a report by early 2013 regarding Isaac restoration efforts. And we will continue to work with the city Council and its advisors to address their questions as we did at the LPSC.

At Entergy Wholesale Commodities overall operationally the fleet continues to perform well. We also continued to further key efforts for license renewals on our nuclear fleet. Three weeks ago Phase 1 hearings began before the three panel judge of the Nuclear Regulatory Commission’s Atomic Safety and Licensing Board on nine contentions at Indian Point.

Prior to the hearings a settlement was reached on one contention with Riverkeeper and Clearwater related to the NRC’s assessment of ground water quality at and around the site.

Hearings will continue into December followed by rulings by the ASLB on each contention. Based on past precedents we expect this process to take at least one year to complete. Additional hearings and rulings are slated in Phase 2 on at least four other contentions. There have been more than 150 contentions filed so far and 21 have been accepted for hearings and consolidated into 16 issues. Of those 16 three have been settled or otherwise resolved.

Based on the media and questions we receive from many of you at times we feel it’s important to keep the law front and center. Through all the license renewal-related legal and regulatory proceedings on Indian Point only the NRC has the authority to shut down the plant.

Indian Point is a safe plant. It was confirmed by a blue ribbon panel of independent experts in a 2008 review. It’s also a vital plant to New York as confirmed by numerous independent studies. In fact three more independent reports were assessed and released just this past quarter confirming the valuable benefits to the community at large.

ENTERGY CORPORATION

Moderator: Paula Waters

11-05-12/12:00 pm CT

Confirmation # 5414008

First at a mid-September Manhattan Institute event a report was released by noted economist, Jonathan Lesser, finding that the closure of Indian Point would lead to $1.5 billion—$2.2 billion annual increase in electric costs between 2016 and 2030. Twenty-six thousand to forty thousand jobs lost annually and would cause the New York ISO to violate its own standard for liability and lead to rolling blackouts.

The total net economic impact from the loss of Indian Point was pegged at $1.8 billion to $2.7 billion every year. And I don’t care if you live in Louisiana, Mississippi, Arkansas or New York, that’s a big number.

The report concluded by stating all alternatives for replacing IPEC are limited and costly and all will result in higher electric rates for everyone in New York. Another report issued in September by the Business Council of Westchester and the Westchester Business Alliance also was confirmed and supportive of Indian Point’s continued operation.

Mayor Bloomberg has been active in securing independent studies to get to the truth on the importance of Indian Point to New York City. For example, the mayor’s 2011 long-term plan report known as Plan-NYC, discusses both the reliability and pollution effects that would result if Indian Point were closed.

Additional pollution could have serious health consequences for the city’s residents. Those consequences include, for example, deaths from lung diseases or chronic breathing problems like asthma. The critical summary of these studies is Indian Point’s importance, not only on price and system reliability but to human health and harmful air emissions avoided by the plant’s continued operations.

Just last week Mayor Bloomberg came out with what may be the first firm voice of the political season on the need to deal with carbon emissions. Every year Indian Point avoids nearly 14 million tons of CO2 emissions as well as other pollutants such as sulfur dioxide and nitrous oxide compared to any likely replacement scenario.

ENTERGY CORPORATION

Moderator: Paula Waters

11-05-12/12:00 pm CT

Confirmation # 5414008

I know you’ve heard and read many other opinions but as to grid reliability the New York ISO is the expert. The 2012 reliability needs assessment published in September confirmed reliability concerns highlighted in all the other reports you’ve seen. As in past RNAs, the report found that reliability violations would occur immediately in the base case conditions if both Indian Point units retired at the end of 2015.

Many of you are following closely Governor Cuomo’s Energy Highway Taskforce as well. Recently the Energy Taskforce issued a document titled, “ New York Energy Highway Blueprint.” It is the product of their review of the 130 proposals submitted earlier this summer in response to Energy Highway request for information.

The report acknowledges the criticality of Indian Point saying, “The acute nature of the expected system impact should Indian Point not be relicensed requires the reliability contingency plan to be developed on an expedited implementation schedule.”

While the report makes no assumption around the probability of a closure of Indian Point it states, “The contingency plan should acknowledge the need to meet an aggressive timeline in the event of retirement.”

It includes suggestions for opportunities to improve current regulatory process to accelerate the development schedule. At the same time the report notes the economic need as it called for “halting mechanism,” to any contingency plans in order to avoid unnecessary costs in the event Indian Point remains in operation.

ENTERGY CORPORATION

Moderator: Paula Waters

11-05-12/12:00 pm CT

Confirmation # 5414008

We understand their anxiety over closure but don’t necessarily share whatever odds they put on that outcome. Entergy along with numerous independent experts believe it is virtually impossible to replicate the economic, environmental and reliability benefits provided by Indian Point even in the long run.

Public polling also continues to show its strong majority support or do not oppose Indian Point’s continued operation. And it’s not just our polls. Just recently Newsday published the Sienna College poll that they commissioned of Westchester and Rockland County residents’ reaction to local issues.

On the question, “Are you in favor of closing the Indian Point Energy Center? Or do you prefer it remain in operation?” Fifty-seven percent said they preferred to keep the facility open, 9% had no opinion and only 33% favored shutting it down. And that is in spite of a lot of misunderstanding and misinformation in the wake of Fukushima.

While we strive for constructive relationships in the communities we operate this is not decided by popular vote. If it were you could call this contest right now. But it comes down to one basic issue; in the opinion of federal experts is Indian Point safe to operate another 20 years? We believe it is undeniable and the facts will support that.

Turning to Vermont Yankee, in 2012 the State of Vermont experienced two setbacks in federal court on their efforts to close Vermont Yankee. In January the US District Court for the District Court of Vermont issued a ruling invalidating state laws regarding license renewal and barring the state from requiring a below market power purchase agreement for continued operation.

But in June the US Court of Appeals for the District of Columbia Circuit rejected the state’s appeal of the NRC’s license issuance because they failed to exhaust their administrative remedies before the NRC.

ENTERGY CORPORATION

Moderator: Paula Waters

11-05-12/12:00 pm CT

Confirmation # 5414008

An appeal to the Second Circuit Court of Appeals of the January District Court decision remains pending along with Vermont Yankee’s amended petition for a certificate of public good that’s before the Vermont Public Service Board now.

Before closing I am pleased to report Entergy was once again named to the Dow Jones Sustainability World Index and to the North American Index. Entergy earned top scores in five areas reflecting the excellence across all three dimensions of the scorecard, economic, environmental and social. This is the 11th consecutive year the Dow Jones Sustainability Index has included Entergy in either the World or the North American Index or both.

In addition Entergy was included in the 2012 Carbon Disclosure Leadership Index for the 8th time in the past nine years. As I said at the opening this is my last earnings call. Leo Denault will assume the role of Chairman and CEO on February 1.

Having worked with Leo for almost 25 years I have no doubt he is the right choice. My personal opinion is he steps into the position already as the best CEO in the industry. He’s just that good. And I’ve been around all of them. He has the knowledge and the experience. He steps in with fresh legs and fresh ideas.

Over the last couple of years we’ve made many management changes to assure the next CEO would have the strongest team ever assembled at Entergy; a team that’s worked together many times on various issues and projects; a team ready to address today’s challenges, complete the initiatives under way as well as identify and execute on new ideas and opportunities to create sustainable value for all of you.

One of those individuals is Drew Marsh. Drew will replace Leo as CFO. He is extremely well versed in all aspects of our business and has been the go-to guy on tough assignments for some time. At EEI next week you’ll have a chance to meet Drew as well as Bill Mohl, the incoming President of EWC, who will replace Rick Smith when he retires January 31 also.

ENTERGY CORPORATION

Moderator: Paula Waters

11-05-12/12:00 pm CT

Confirmation # 5414008

Through his long career Rick’s leadership and dedication has been invaluable not only to you but certainly to me personally. But we are extremely pleased that someone of Bill Mohl’s caliber and extensive experience in natural gas and energy markets combined with hands-on experience in the regulatory arena, will be leading EWC going forward.

I know you will come to really appreciate what both Drew and Bill bring to the management team, just as you have in our decision to fast track Rod West over the last couple of years.

We will have an unusually large contingent at EEI this year as a result of a well-timed and thoroughly designed succession plan for a seamless transition by a very active board of directors that takes corporate governance for the priority it is and should be in this day and age. We look forward to seeing all of you there.

Now I will turn the call over to Leo. Leo?

Leo Denault: Thank you Wayne, and good morning—or afternoon everyone. In my remarks today, I will cover third quarter 2012 financial results, cash performance for the quarter and earnings guidance and other forward-looking financial updates.

Starting with our financial results on slide 2, third-quarter earnings were lower than a year ago. Third quarter as-reported earnings included a special item for expenses incurred in connection with the proposed spinoff and merger of Entergy’s transmission business with ITC Holdings. Spending on our spin/merge initiative reduced the quarter’s earnings per share by 6 cents at the utility.

ENTERGY CORPORATION

Moderator: Paula Waters

11-05-12/12:00 pm CT

Confirmation # 5414008

Now let’s turn to operational results for the quarter. Slide 3 summarizes the major drivers for operational earnings. Utility results were lower than a year ago due primarily to higher income tax expense, higher non-fuel O&M and higher depreciation expense, which were partially offset by higher net revenue.

Income tax expense was higher due primarily to the absence of the IRS settlement obtained in the third quarter of last year which significantly reduced income tax expense in 2011.

The reduction in income tax expense was partially offset by a reduction in net revenue with a regulatory charge recorded to reflect the agreement to share the tax benefit with Entergy Louisiana customers. The net effect of these two items quarter over quarter was 93 cents per share.

Excluding the regulatory charge, utility net revenue was slightly lower than last year. The decrease was due to weather. Weather in the current quarter was positive, but significantly lower than the extreme weather we experienced in 2011. Sales were also affected by power outages caused by Hurricane Isaac.

These decreases were largely offset by the net effect of regulatory actions in several jurisdictions and increased net revenue from weather-adjusted sales growth. Although overall weather-adjusted sales growth was essentially flat, net revenue increased due to growth in higher-margin residential and commercial segments. The decline in industrial sales was partially due to a customer outage.

Higher non-fuel operation and maintenance expense also contributed to the earnings decline, driven by several factors. Last year O&M included a deferral of previously expensed fossil plant outage costs at Entergy New Orleans.

ENTERGY CORPORATION

Moderator: Paula Waters

11-05-12/12:00 pm CT

Confirmation # 5414008

The current quarter includes a temporary increase in Entergy Mississippi’s storm reserve and higher costs related to Entergy Arkansas Energy Efficiency Program, both of which are offset by net revenue, as well as adjustments related to Entergy Texas’ final rate order. Compensation and benefits expense also increased due to higher pension expense.

Slide 4 summarizes EWC’s operational adjusted EBITDA for the third quarters of the current and previous years. The quarter-over-quarter decline was due primarily to lower net revenue and increased non-fuel operation and maintenance expense.

Lower power prices continue to affect EWC’s net revenue. Nuclear generation also declined as a result of increased refueling and unplanned outage days. Lower production was partially offset by the exercise of resupply options under power purchase contracts. Additional net revenue from RISEC — which was acquired last December — partially offset the overall decrease.

Higher non-fuel operation and maintenance expense also contributed to the decrease in operational adjusted EBITDA. The increase was due primarily to higher compensation and benefits costs, largely pension. The RISEC acquisition also contributed to higher non-fuel O&M.

EWC’s earnings declined as well, but to a lesser extent. Two factors which offset the operational adjusted EBITDA decreases were lower depreciation expense and a lower effective income tax rate.

In the third quarter of 2012, we received approximately $100 million in damages for Indian Point 2 as a result of the Department of Energy’s failure to provide timely spent fuel storage.

Damages awarded in this case allowed for the reduction of approximately $23 million pre-tax of certain previously-recorded expenses, notably depreciation, with a balance reducing property, plant and equipment on the balance sheet. The lower effective income tax rate was due primarily to an inter-company item, and is offset at Parent & Other.

ENTERGY CORPORATION

Moderator: Paula Waters

11-05-12/12:00 pm CT

Confirmation # 5414008

Before we leave EWC, I’d like to mention one item in our earnings release. As you can see on Slide 5, we’ve modified the information provided in table 7, now titled Entergy Wholesale Commodities, Capacity and Generation. For the EWC nuclear portfolio, we’ve updated the pricing details to better reflect the products we use to manage price risk, including fixed price physical and financial sales and contracts with price variability depending on market conditions such as calls, puts and collars.

As a result, we now provide multiple price scenarios for the average price of contracted energy, assuming all contracts are sold at a minimum price level, contracts being priced using September 30th market prices, and contracts priced assuming a $10 per megawatt hour move in market prices up and down.

In addition, we changed the capacity and energy revenue section to reflect expected total revenue on a per-megawatt hour basis on the entire nuclear portfolio at quarter-end prices as well as a plus or minus $10 per megawatt hour market price sensitivity. The changes to this table are intended to give you more insight into the price risk protection and revenue potential for EWC’s nuclear fleet.

Slide 6 illustrates the nature of some of our hedging products, whereby the potential for price variation is a asymmetric with more upside opportunity than downside risk.

Now turning back to results, operational earnings at Parent & Other declined due primarily to higher income tax expense at Parent & Other activities. The higher income tax expense was due largely to the inter-company item between Parent & Other and EWC, which I noted earlier.

ENTERGY CORPORATION

Moderator: Paula Waters

11-05-12/12:00 pm CT

Confirmation # 5414008

Slide 7 recaps our cash performance for the quarter. Operating cash flow for the current quarter was approximately $1 billion, $121 million lower than the same quarter last year. The decrease was driven by lower net revenue at EWC and non-capital costs for Hurricane Isaac restoration.

Our 2012 earnings guidance ranges from $3.44 to $4.24 per share on an as-reported basis and $4.85 to $5.65 per share on an operational basis. The as-reported earnings guidance range was updated to include special items recorded in the current quarter and does not reflect potential future expenses for the proposed spin/merge of Entergy’s transmission business.

Our practice is to maintain our guidance range unless we have a reason to believe actual results will fall outside of the range. Although we are not changing our 2012 operational guidance range, current indications continue to point to the upper end of the range.

For the past several years, we have provided our forward-looking financial update immediately before EEI’s fall financial conference. However, this year with almost a week before the start of the conference, we felt that it may be helpful to give you a head start and include 2013 guidance, our long-term financial outlook and our preliminary three-year capital plan with this release.

Slide 8 summarizes the 2013 earnings guidance we are initiating today which ranges from $4.60 to $5.40 per share on an as-reported and operational basis. Following the same practice as in 2012, the as-reported guidance does not reflect the potential future expenses of the special item in connection with the proposed spin/merge of Entergy’s transmission business. As-reported earnings guidance will be updated to reflect these special items as actual costs are incurred.

I won’t go through the guidance statement line by line, but I do want to point out a few highlights. Starting with 2012, the adjusted starting point is $5.55, which is in the upper end of our operational guidance range. This is consistent with current indications of where the year will end up.

ENTERGY CORPORATION

Moderator: Paula Waters

11-05-12/12:00 pm CT

Confirmation # 5414008

The starting points were also adjusted for each of the reporting segments to reflect our current expectations and to improve alignment of certain inter-company items which will reduce inter-company effects between EWC and Parent & Other and do not affect consolidated results.

Now let’s turn to the utility. Utility’s 2013 guidance midpoint is slightly higher than the revised starting point for 2012 and reflects completion of several large projects in mid-to-late 2012, specifically Grand Gulf’s power uprate and Waterford 3’s steam generator replacement. Guidance also assumes that Hinds and Hot Spring are in service for all of 2013.

Just a reminder, the Department of Justice’s review of the Hinds and Hot Spring transaction is ongoing. Closing has been delayed while the DOJ continues its review. We do not know when the DOJ will conclude its review or the extent to which its review of the transaction will be affected by the ongoing civil investigation of competitive issues of the utility operating companies. However for guidance purposes, we assume these assets are in rate base for a full year.

Completion of all of these major projects affects several line items in our guidance table. Net revenue increase from placing these projects into rates, and includes recovery of direct costs as well as a return on our investment. Expense increases include non-fuel O&M, taxes other than income taxes and depreciation expense.

Other income is also affected as we no longer record AFUDC on construction projects once they are placed in service. Utility net revenue assumptions also include other rate actions like corresponding increases and other expenses such as Entergy Arkansas’ Energy Efficiency rider and Entergy Mississippi’s storm rider.

The utility’s 2013 guidance also reflects the absence of two significant items that were present in 2012. In the second quarter, the utility recorded a benefit from an IRS agreement which reduced income tax expense and the associated agreement to share those benefits with customers in Louisiana, which reduced net revenue.

ENTERGY CORPORATION

Moderator: Paula Waters

11-05-12/12:00 pm CT

Confirmation # 5414008

The net effect was a 44 cent earnings per share benefit in 2012. The utility recorded an increase in income tax expense in the first quarter of 2012 associated with the write off of an Entergy Gulf States Louisiana regulatory asset which reduced 2012 earnings by 25 cents per share.

Turning to EWC, the guidance midpoint reflects a decline in average energy prices year over year and assumes market prices as of September 30th. EWC’s guidance also reflects the absence of two items included in 2012 results.

Second quarter results included an adjustment to the asset retirement obligation which reduced decommissioning expense by 16 cents per share. As I noted earlier, in the third quarter Indian Point received proceeds on the resolution of litigation related to DOE’s failure to provide timely spent fuel storage which reduced depreciation expense as well as non-fuel O&M. I’ll also note the non-fuel O&M increase includes higher costs for the RISEC facility for planned maintenance work.

There are also a few assumptions that apply to all businesses. The consolidated 2013 guidance reflects an approximate 34% effective income tax rate in 2013, compared to a lower rate for 2012 which currently stands at 16% year-to-date on an as-reported basis.

The 2013 midpoint assumes a pension discount rate of 5.1%, the same as for 2012. Final pension expense for 2013 will be established based on interest rates, market results and other assumptions that will not be available until early next year. The release includes additional details on key assumptions as well as earning sensitivities for 2013.

ENTERGY CORPORATION

Moderator: Paula Waters

11-05-12/12:00 pm CT

Confirmation # 5414008

Slide 9 summarizes our updated long-term financial outlook. Key changes are utility net income compound average growth of around 6% through 2014 off the 2009 base year and capital deployment outlook to deploy around $4 billion through dividends and share repurchases from 2012 through 2014.

The updated outlook is within the range of previous estimates, but as 2014 gets closer and we have a clear line of sight, we’ve provided more precise estimates to incorporate our current expectation of economic, business and commodity market conditions.

I’d also like to note than our 2014 outlook is under our current structure. We plan to update our long-term financial outlook once we have further clarity on the spin/merge of the transmission business. So at the right time, we’ll provide an updated outlook that reflects what the businesses will look like after the spin/merge is resolved.

Finally we’ve also provided the preliminary three-year 2013 through 2015 capital plan in Appendix E, consistent with past practice. As you can see on slide 10, the preliminary plan totals $6.6 billion.

Next week we’ll meet with many of you at the EEI conference. At that time, we’ll talk about many topics including MISO, ITC, regulatory initiatives and issues, cost management, hedging strategy, our view on commodity pricing and our point of view on other relevant issues. We look forward to seeing you at EEI.

And now the Entergy team is available for your questions.

Operator: Thank you. If anyone would like to ask a question at this time, please press star followed by the number 1 on your telephone keypad. Please make sure that your mute function is turned off to allow your signal to reach our equipment. If you’ve already signaled, we ask that you please press star 1 again at this time.

ENTERGY CORPORATION

Moderator: Paula Waters

11-05-12/12:00 pm CT

Confirmation # 5414008

We will take our first question from Dan Eggers of Credit Suisse.

Dan Eggers: Hey, good afternoon guys.

Wayne Leonard: Good afternoon.

Dan Eggers: Wayne first of all, congratulations on retirement and we’ll see you at EEI, but just publicly wanted to say that.

Wayne Leonard: Okay, thanks Dan.

Dan Eggers: You know, when we look at the ‘13 guidance you guys provided, I guess question number one is when you look at kind of the breadth of the band at this point in time, the 80 cents given how much smaller the generation business is as a total percentage of the mix and how much you’ve hedged, where do you see the big variability points as you look at that number for next year based on what you guys have now? And, you know, based on conditions today do you think you’re falling in at the midpoint of that range or somewhere higher or lower than that?

Leo Denault: Well the big drivers are pretty consistent with what they’ve been in the past. A big driver, part of the range, is what happens in—from an EWC point of view—with pricing. And as you can see with the sensitivities associated with what we’ve got on slide 6 or in table 7 in the release there is some variability associated with price movements at EWC. And that’s really still the biggest driver that we see there.

ENTERGY CORPORATION

Moderator: Paula Waters

11-05-12/12:00 pm CT

Confirmation # 5414008

In utility we do have some major rate actions as part of where we see them going forward. So if you look at what happens with the Grand Gulf, with Waterford 3, Hinds and Hot Spring there’s certainly significant amount of variability around those rate actions as well, and as I mentioned and as we’ve seen in the past things like pension expense depending on where the discount rate is where the market performance is for the year. Those all have an impact.

So really there’s I guess more variability in there, Dan, than you think based on some of those open items as it relates to pricing, pension expense as well as those rate actions.

Dan Eggers: Okay. And I know this year there’s been a lot of, you know, a lot of weather variability year to year in the last couple years. The 1-1/2% growth, the normalized growth for next year at the utilities, how is that going to compare to full year this year once you back out some of the unique weather events?

Theo Bunting: Hey, Dan. This is Theo. It’s going to compare fairly close. It’ll be, you know, probably I think our guidance for this year had a rate of about 1.6 or so. And, you know, we’re on track for that. So it’s going to compare fairly favorably, fairly close to what we’re seeing this year.

Dan Eggers: Okay. Thank you, guys.

Wayne Leonard: Thanks, Dan.

Operator: We’ll take our next question from Julien Dumoulin-Smith with UBS.

Julien Dumoulin-Smith: Good morning, guys. And Leo, once again congratulations on the new role. Wayne, congratulations on moving on up.

ENTERGY CORPORATION

Moderator: Paula Waters

11-05-12/12:00 pm CT

Confirmation # 5414008

Wayne Leonard: Where?

Julien Dumoulin-Smith: Bigger and better things, right?

Wayne Leonard: Oh yeah, right, I guess. Yeah.

Julien Dumoulin-Smith: Anyway going back to the guidance, first on the subject of O&M could you maybe elaborate a little bit just EWC has a sort of litany of various things driving cost up. Could you perhaps just have—provide a little bit more of a sense for next year as well as going forward into ‘14 and ‘15? What’s kind of the trajectory if you will?

Leo Denault: Well some of the things as far as normal O&M we’ve got increases associated with, you know, merit and compensation expense such as that. Also we do have—at EWC—we’ve got higher maintenance expense because of the outage at RISEC next year. Those go into that picture as well.

In terms of normal O&M as it relates to what you see in the nuclear business obviously what we look at is, you know, any kind of costs that are associated with regulatory requirements and the like which have driven costs in the past. You know, and those are kind of the primary drivers of what we see next year and going forward plus the timing of refueling outages and amortization. And we did have some changes this year because of what happened at Vermont Yankee as well because of the impairment.

Julien Dumoulin-Smith: Got you. Is there a percentage number that you’d want to throw out there just for us on a modeling purpose basis?

Leo Denault: From a long-term point of view?

Julien Dumoulin-Smith: Broad brush.

Wayne Leonard: Yeah, not particularly at the moment. No.

ENTERGY CORPORATION

Moderator: Paula Waters

11-05-12/12:00 pm CT

Confirmation # 5414008

Julien Dumoulin-Smith: Okay. And then maybe on the second half there, EWC again, the economics in nuclear obviously have sort of come up of late following Dominion’s announcement. I’d be curious if you could just talk about your portfolio and I suppose VY in light of certain taxes that have been raised in Vermont potentially.

Rick Smith: Julien, this is Rick. I mean we still think it’s a good plant. I mean we’re pursuing it through the court and it—in the Northeast market we’re bullish going forward where market prices are.

And the taxes is not a big item that’s going to determine for us whether or not we continue to operate that plant or not. So—and we’re going to pursue additional appeals on the taxes. So at the end of the day we’re still confident on our position on the taxes in Vermont.

Julien Dumoulin-Smith: Great. Thank you.

Operator: We’ll take our next question from Jonathan Arnold of Deutsche Bank.

Jonathan Arnold: Yeah. Good afternoon, guys.

Leo Denault: Good afternoon.

Wayne Leonard: Hi Jonathan.

Jonathan Arnold: And, you know, my congratulations, Wayne and Leo too. Thank you for everything, Wayne, over the years.

ENTERGY CORPORATION

Moderator: Paula Waters

11-05-12/12:00 pm CT

Confirmation # 5414008

Wayne Leonard: Oh thank you.

Jonathan Arnold: Quick question on dividend policy for the ongoing, you know, that sort of post-spin-merge company. I remember the—I think the assumption was that you were going to leave the dividend the same. And the comments on the last quarterly call were that you’d maybe have a higher payout and then grow into it over a period of time but obviously subject to the board.

Is that any—is that still how we should think about this? Any change in sort of thinking around that? And then what type of, you know, payout would you be willing to weather for a period under that strategy?

Leo Denault: Jonathan, it’s Leo.

Wayne Leonard: Leo’s looking at me. He’s looking at the wrong guy here.

Leo Denault: Usually Wayne handles that question. But I guess he’s pushing that one off to me.

Male: ((inaudible)).

Leo Denault: This is part of transition.

The, you know, our thinking around the dividend post the ITC transaction, hasn’t changed. The bottom line is the utility sizes the dividend, always has. And buybacks come out of transaction-based items or out of the EWC or commodity-based businesses depending on what we’re doing at any point in time.

ENTERGY CORPORATION

Moderator: Paula Waters

11-05-12/12:00 pm CT

Confirmation # 5414008

What we’ve indicated all along as it relates to the dividend is that, you know, one, it’s a board decision; two, you’re going to be getting a dividend from both Entergy and ITC once the transaction occurs. And when we look at the dividend post-transaction we’ll be looking to decide that dividend accordingly based on the prospects of the utility business. And when we looked at it originally we were looking at—we have the potential to be able to grow into that dividend that we have today, the $3.32, as the utility continues to grow.

As far as overall payout ratio obviously do—things do change and we’re going to have to pay attention to not only what happens to EWC pricing and overall earnings and what that payout ratio looks like but also new investment opportunities at the utility.

And so the thinking hasn’t changed. It’s consistent with what we’ve been saying all along. But, you know, we’ll just have to look at where we stand when that—the time comes where we close on the transaction, what our dividend level is, what the ITC dividend level is because you’ll again be getting a dividend from both of us at that point in time, what our capital program looks like and what overall earnings look like at that time as well.

Jonathan Arnold: So Leo, if I may—just to clarify are you saying that the combination of the Entergy and the ITC dividends, you know, would kind of be where we are today or that, you know, that the Entergy dividend itself is likely to stay where it is today? Or—because I know before it was that the ITC piece would kind of not be part of the equation.

Leo Denault: The ITC piece is part of the equation. I’m not sure I’m—I understand exactly what you.

Jonathan Arnold: No. But I thought.

Leo Denault: Mean by that.

ENTERGY CORPORATION

Moderator: Paula Waters

11-05-12/12:00 pm CT

Confirmation # 5414008

Jonathan Arnold: I thought originally the idea was that, you know, there would be a dividend that would be on the ITC piece but that the dividend on the ongoing company would kind of remain the same as today’s dividend and that you seem to be kind of linking the ITC piece to that now.

Leo Denault: Oh no. Well originally when we’d been looking at this certainly our intention is that you end up with more dividends after the transaction than you would have had without the transaction. What we’ll be looking at when we make that decision is again the overall Entergy prospects, what the ITC dividend is, what our investment profile at the utility looks like and what the overall payout ratio would be.

And to the extent that that supports $3.32 continuing then we may be able to grow into that utility dividend. Payout would be high relative to where we stand today on the utility earnings piece. But if we can grow into it that’s something that we’ll consider at that time. That’s what we were talking about when we announced the transaction in December.

Jonathan Arnold: Okay. Thanks a lot, Leo.

Leo Denault: Thank you.

Operator: And we will take our next question from Steve Fleishman of Bank of America Merrill Lynch.

Steve Fleishman: Thank you. Wayne, we’ll definitely miss you on these calls. And Leo, congratulations.

Just a quick maybe a little bit technical question on, you know, in the release it talks about moving kind of allocation of earnings between EWC and the Parent of about 40 cents a share. Could you be a little more explicit what that relates to? And is this some kind of ongoing allocation that’ll stay this way?

ENTERGY CORPORATION

Moderator: Paula Waters

11-05-12/12:00 pm CT

Confirmation # 5414008

And, you know, I think this is the second time there’s been a change in allocation between segments the last few years. I just want to make sure it’s kind of representing the better going forward and why.

Leo Denault: Well the why is to better align EWC activities within EWC. We’re actually moving a couple of legal entities, the names of which you wouldn’t recognize, from the reporting segment that is Parent & Other to the reporting segment that is EWC.

And what happens between those is you have some intercompany interest and you have some taxes that are really more closely aligned with the EWC business. And so we’re lining that up better.

And that’s what that 40 cents is. And it’s probably, I want to say, 70/30 in terms of tax and interest.

Steve Fleishman: Okay. So is there better kind of—if we match up the debt out of EWC the—I guess the question is: are you now allocating some of parent debt to EWC in this calculation or not?

Leo Denault: No.

Steve Fleishman: Or less of that?

Leo Denault: No. It’s actually some intercompany loans that we’re matching up.

Steve Fleishman: Okay. Okay. Thank you.

Wayne Leonard: Thanks, Steve.

ENTERGY CORPORATION

Moderator: Paula Waters

11-05-12/12:00 pm CT

Confirmation # 5414008

Operator: We have time for one final question. That will come from Greg Gordon from ISI Group.

Greg Gordon: Thanks, guys. So I just want to follow up on the question on the dividends.

So are you saying that the current $3.32 dividend might in fact be resized post the spinoff of ITC depending on the remaining earnings power and cash flow of the utility? Or are you saying that you’re going to maintain it?

Leo Denault: Well again, Greg, we’ll make the decision at the time we close on the ITC transaction. And we’ve always said that we’ll make the decision and we’ll size it based on those factors at the—that I mentioned at the time of the transaction when it closes.

When we look at where we—when we were talking about sizing that up back in December when we announced the transaction we mentioned that as those things looked at the time it was possible that the $3.32 could stay in place and we could grow into that dividend. So we’re not really saying anything different right now other than we’ll make that call at the time based on what happens during the 18-month-plus timeframe between when we announced it and when we actually close.

Greg Gordon: Okay. I guess I just—in the context of you having lowered your net income growth aspiration for the core utilities business from 6 to—I think it was 6% to 8% or 6% to 9% to now 6% I guess there’s just the question of whether or not that puts you at a payout ratio at which you’re somewhat uncomfortable with the current dividend.

Leo Denault: Well again, you know, those are the kinds of things that change. But it’ll be more not what happens between now and 2014 but what happens 2014 and beyond that’ll drive that decision on the dividend.

ENTERGY CORPORATION

Moderator: Paula Waters

11-05-12/12:00 pm CT

Confirmation # 5414008

Greg Gordon: Okay. Thanks. I just wanted to be clear. Take care.

Operator: And this does conclude today’s Q&A session. At this time I’ll turn the call back to Paula Waters for closing remarks.

Paula Waters: Thank you, Robert, and thanks to all for participating. Before we close we remind you to refer to our release and website for Safe Harbor and Regulation G compliance statements.

Our call was recorded and can be accessed on our website or by dialing 719-457-0820, Replay Code 5414008. The recording will be available as soon as practical after the transcript is filed with the U.S. Securities and Exchange Commission due to filing requirements associated with the proposed spinoff and merger of Entergy’s transmission business with ITC. The telephone replay will be available through November 12, 2012.

This concludes our call. Thank you.

Operator: And this does conclude today’s conference call. We would like to thank everyone for your participation. And have a wonderful day.

END

ENTERGY CORPORATION

Moderator: Paula Waters

11-05-12/12:00 pm CT

Confirmation # 5414008

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (a) those factors discussed in: (i) Entergy’s report on Form 10-K for the year ended Dec. 31, 2011; (ii) its subsequently filed quarterly reports on Form 10-Q and (iii) Entergy’s other reports and filings made under the Securities Exchange Act of 1934; (b) uncertainties associated with rate proceedings, formula rate plans and other cost recovery mechanisms; (c) uncertainties associated with efforts to remediate the effects of major storms and recover related restoration costs; (d) nuclear plant relicensing, operating and regulatory risks, including any changes resulting from the nuclear crisis in Japan following its catastrophic earthquake and tsunami; (e) legislative and regulatory actions and risks and uncertainties associated with claims or litigation by or against Entergy and its subsidiaries; (f) conditions in commodity and capital markets during the periods covered by the forward-looking statements, in addition to other factors described elsewhere in this release and subsequent securities filings and (g) risks inherent in the proposed spin-off and subsequent merger of Entergy’s electric transmission business with a subsidiary of ITC Holdings Corp. Entergy cannot provide any assurances that the spin-off and merger transaction will be completed and cannot give any assurance as to the terms on which such transaction will be consummated. The spin-off and merger transaction is subject to certain conditions precedent, including regulatory approvals and approval by ITC Holdings Corp. shareholders.

Additional Information and Where to Find It

On Sept. 25, 2012, ITC filed a registration statement on Form S-4 with the SEC registering shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions, but this registration statement has not become effective. This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC, and will be sent to ITC shareholders. In addition, Mid South TransCo LLC (TransCo) will file a registration statement with the SEC registering TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement / prospectus included in the ITC registration statement and the proxy statement / prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC shareholders are urged to read the proxy statement / prospectus and any other relevant documents because they contain important information about TransCo and the proposed transactions. The proxy statement / prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.